UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Copper Property CTL Pass Through Trust

(Name of Issuer)

Trust Certificates

(Title of Class of Securities)

217519107

(CUSIP Number)

Ashvin Rao

680 Washington Boulevard, Seventh Floor

Stamford, CT 06901

(203) 569-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 217519107	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spencer B. Haber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 29,311,680
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 29,311,680

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.08%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 217519107	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Trust Certificates, no par value (the “Trust Certificates”), of Copper Property CTL Pass Through Trust, a New York common law trust (the “Issuer”). The principal executive offices of the Issuer are located at 3 Second Street, Suite 206, Jersey City, NJ 07311.

Item 2.  Identity and Background.

This Schedule 13D is filed by Spencer B. Haber, a U.S. citizen (the “Reporting Person”). The address of the Reporting Person’s principal office is 680 Washington Boulevard, Seventh Floor, Stamford, CT 06901. The Reporting Person’s principal occupation is to serve in a management capacity with the Reporting Person’s affiliated investment manager.

During the last five years, the Reporting Person has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Trust Certificates of which the Reporting Person may be deemed to have beneficial ownership are owned by the following persons (the “Other Reporting Persons”): Byway 1 Corp., Elmrock 2 Corp., Pondfield 4 Corp. and Beechwood 6 Corp. The Reporting Person is the managing member of the general partner or investment manager of each of the foregoing entities’ affiliated investment funds.

Item 3.  Source or Amount of Funds or Other Consideration.

The information in Item 5 of this Schedule 13D is incorporated herein by reference. The aggregate purchase price for the purchase transaction set forth in Item 5 was funded by available cash on hand.

The Other Reporting Persons acquired the Trust Certificates as of January 30, 2021, by distribution by the Issuer in connection with a Plan of Reorganization under the U.S. Bankruptcy Code of Old Copper Company, Inc.

Item 4.  Purpose of Transaction.

 The information in Items 2, 3 and 6 of this Schedule 13D is incorporated herein by reference.

The Other Reporting Persons hold the Trust Certificates for investment purposes. The Reporting Person intends to review on a continuing basis the investments in the Issuer by the Other Reporting Persons. The Other Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, and/or may seek to acquire additional securities of the Issuer from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Other Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Other Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Other Reporting Persons or by the Reporting Person.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans.

CUSIP No. 217519107	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

The information in Item 2 of this Schedule 13D is incorporated herein by reference.

(a) In the aggregate, the Other Reporting Persons collectively directly own 29,311,680 Trust Certificates, or 39.08% of the Trust Certificates outstanding as of June 30, 2021, based on the Issuer’s Form 10-Q filed on August 13, 2021. The Reporting Person may be deemed to indirectly control each of the Other Reporting Persons and thereby have beneficial ownership of the Trust Certificates directly owned by each Other Reporting Person.

(b) The Reporting Person may be deemed to have shared voting and dispositive power with respect to the Trust Certificates directly owned by each Other Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Trust Certificates referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose. The filing of this statement should not be construed to be an admission that the Reporting Person or any Other Reporting Person are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) On September 21, 2021, one of the Other Reporting Persons made an open market acquisition through a broker-dealer of 7,062,727 Trust Certificates for a price per Certificate of $19.125 and an aggregate purchase price of $135,074,654.

Except for the foregoing, the Reporting Person has not effected any transaction in the Trust Certificates in the past 60 days.

(d) To the best knowledge of the Reporting Person, no person other than the Other Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Other Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The Other Reporting Persons have rights under a Registration Rights and Resale Cooperation Agreement, dated as of January 30, 2021 (which is incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No.1 to Registration Statement on Form 10-12G filed on February 5, 2021).

The description of the agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is incorporated by reference herein.

CUSIP No. 217519107	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2021

SPENCER B. HABER

/s/ Spencer B. Haber Name: Spencer B. Haber Title: Individual/Self